December 30, 2025

Yossef Balucka
Chief Executive Officer
DUKE Robotics Corp.
10 HaRimon Street
Mevo Carmel Science and Industrial Park
Israel, 2069203

       Re: DUKE Robotics Corp.
           Draft Registration Statement on Form S-1
           Submitted on December 22, 2025
           CIK 0001638911
Dear Yossef Balucka:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Ron Ben-Basset